Mike Winterscheidt	Scientific Games Corporation
Chief Accounting Officer	6601 Bermuda Rd. Las Vegas, NV 89119
T. 702-532-7032
Michael.Winterscheidt@scientificgames.com

                                                        February 26, 2019

Via email and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn: Christine Dietz, Assistant Chief Accountant

Re:	Scientific Games Corporation Form 10-K for the Fiscal Year Ended December 31, 2017; Filed March 1, 2018 Form 10-Q for the Quarterly Period Ended June 30, 2018; Filed August 2, 2018 File No. 001-11693

Dear Ms. Dietz:

This letter is provided as supplemental information to our letter dated December 21, 2018 provided in response to the December 12, 2018 letter from the Securities and Exchange Commission regarding the above noted filings.

The Company appreciates the Staff’s involvement to date in relation to this matter. To assist with your further evaluation of our revenue recognition model for CSP arrangements, a summary of the alternative revenue recognition models we discussed with you on February 22, 2019, and their related impact on our consolidated financial statements follows:

1.	Single performance obligation, recognized at a point in time (delivering the “right ticket” in the right place at the right time)

This alternative revenue recognition model emphasizes the value perceived by the customer in CSP arrangements is the design and manufacturing of instant tickets. Under this model, a judgment would be reached that the design and manufacturing of instant tickets and the ecosystem services are capable of being distinct under 606-10-25-19a but are not considered to be distinct within the context of the contract under 606-10-25-19b (and therefore are combined).

This conclusion focuses primarily on the intent, expectations and reasons customers enter into CSP arrangements and the overall nature of the promises provided. Specifically, the customer does not take control and cannot begin to benefit from the promises prior to the activation of the ticket, and the ecosystem services contribute to enhancing the instant ticket. Under this model, the ecosystem services are considered more akin to fulfillment activities rather than performance obligations as set forth in ASC 606-10-25-18A. Said another way, the value or benefits to our customer (i.e., the lottery authority) are embodied in the end ticket being in the right place to enable the customer to maximize retail sales, and the ecosystem services provided by the Company are necessary to get a ticket into a location to maximize retail sales.

This alternative model would be the result of the identification of a single performance obligation (an instant ticket) that is “delivered to the customer at the right place” which would be recognized at a point in time upon instant ticket activation, which is the point in time when control transfers to the customer. Revenue recognized using this alternative model would be objectively measured and we believe would align with the economics of the arrangements. This alternative model would not impact our adoption entry as of January 1, 2018 (using the modified retrospective transition method) or our interim or year-end 2018 financial statements. While the revenue recognition pattern for CSP arrangements would be the same under this alternative model, application of the alternative model would result in clarification of our disclosures for the year ended December 31, 2018 regarding the nature of our promise and our revenue recognition pattern for these arrangements to appropriately describe application of this particular alternative.

2.	Two performance obligations – instant tickets and ecosystem services, one recognized at a point in time and one recognized over time

This alternative revenue recognition model assesses the promises conveyed to the customer and would be based on a judgment that there are two performance obligations in CSP arrangements. This relies on largely the same assessment as was made under our selected model (the single series performance obligation recognized over time) but varies by one primary judgment: the bi-directional interdependency between the two promises.

In our December 21, 2018 response to the Staff, we described the “feedback loop” in which we monitor the sales of instant tickets, which informs us as to the type and quantity of future instant tickets to be manufactured. Because we provide such services in our CSP arrangements and this is a part of the value we provide, we have concluded this “feedback loop” supports the two promises are interdependent and therefore are not distinct within the context of the contract under 606-10-25-19b. This alternative would rely on reaching a different judgmental conclusion – the “feedback loop” does not substantially change the fact there are two independent promises, the instant tickets and the ecosystem services. If this conclusion were reached, the resulting conclusion would be the two promises would be considered distinct and represent two separate performance obligations.

The design and manufacturing of instant tickets would be recognized at a point in time, identical to Alternative 1 described above, while the ecosystem services would be recognized over time, with time elapsed being the most appropriate measure of our progress toward satisfying this performance obligation. For the ecosystem services, we would recognize revenue over the estimated time period between the moment from manufacture of an instant ticket (which is not controlled by or known to the lottery) to the passage of control over that ticket - at ticket activation - because this is the time frame during which the customer receives benefits from these services. The transaction price would be allocated between the tickets (recognized at ticket activation) and the ecosystem services.

This alternative model would introduce greater judgment as it would require us to estimate on an ongoing basis the quantity and retail value of tickets to be activated in the future and the time period over which the ecosystem services should be recognized.  In addition, this alternative model would require judgment to estimate standalone selling prices to support the allocation of the transaction price between the two performance obligations. Given instant ticket activations impacting our CSP business occur continuously, application of this alternative model would result in a de minimis impact on our revenues and net loss (income) for the 2018 annual and interim periods as compared to our current accounting, effectively limiting the accounting impact of applying this alternative model for 2018 to the transition adjustment through the recognition of a contract asset. These amounts are provided in the table below. Application of this alternative model would result in clarification of our disclosures for the year ended December 31, 2018 regarding the nature of our promise and our revenue recognition pattern for CSP arrangements to appropriately describe application of this alternative model.

The impact on selected financial statement line items follows:

Consolidated Statement of Operations Quantification:

($Ms)	Year Ended December 31, 2018		Impact	Percent
Total Revenue	$3,363.2	<	$0.1	0.003%
Net loss	352.4	<	0.1	0.028%

Consolidated Balance Sheet Quantification:

($Ms)	1-1-18 Balance	Impact	Percent	12-31-18 Balance	Impact	Percent
Current Assets	$1,876	$13	0.7%	$1,368	$13	1.0%
Total Assets	7,725	13	0.2%	7,718	13	0.2%
Total Stockholders’ deficit	2,027	(13)	-0.6%	2,463	(13)	-0.5%

3.	One performance obligation – recognized over time using a time-based measure of progress

This alternative revenue recognition model views the promises as being a single series performance obligation delivered from the moment of instant ticket manufacture (which is not controlled by or known to the lottery) to the passage of control over that ticket - at ticket activation. This model would involve use of the same judgmental time frame described in the Alternative 2 above. Because under this model each day of service is considered to be substantially the same (consistent with our selected measure), time elapsed would be used as the measure of our progress toward satisfying this performance obligation.

While we have considered this as an alternative revenue recognition model, we also acknowledge the following factors which we believe indicates this alternative model would be less aligned with the revenue recognition guidance and the economics of these arrangements as compared to the selected revenue recognition model or Alternatives 1 or 2 described above:

●	the accounting would be disconnected from ownership, as this would result in derecognition of inventory over which the Company still exerts control and has the present legal title to, and

●
this model would place significant reliance on estimating future expectations of both the quantity and retail value of tickets and the time period over which the ecosystem services would be recognized, and adjusting such estimates on a regular basis.

Given instant ticket activations impacting our CSP business occur continuously, application of this alternative model would result in a de minimis impact on our revenues and net loss (income) for the 2018 annual and interim periods as compared to our current accounting, effectively limiting the accounting impact of applying this alternative model for 2018 to the transition adjustment through the recognition of a contract asset and the derecognition of inventory. These amounts are provided in the table below. Application of this alternative model would also result in clarification of our disclosures for the year ended December 31, 2018 regarding the nature of our promise and our revenue recognition pattern for CSP arrangements to appropriately describe application of this alternative model.

The impact on selected financial statement line items follows:

Consolidated Statement of Operations Quantification:

($Ms)	Year Ended December 31, 2018		Impact	Percent
Total Revenue	$3,363.2	<	$0.1	0.003%
Net loss	352.4	<	0.1	0.028%

Consolidated Balance Sheet Quantification:

($Ms)	1-1-18 Balance	Impact	Percent	12-31-18 Balance	Impact	Percent
Current Assets	$1,876	$44	2.3%	$1,368	$43	3.1%
Total Assets	7,725	44	0.6%	7,718	43	0.6%
Total Stockholders’ deficit	2,027	(44)	-2.2%	2,463	(43)	-1.7%

***********************************************

We appreciate the Staff’s responsiveness and opportunity to discuss this matter with you. If there is any further information we can provide to assist you in your further evaluation of our revenue recognition model for CSP arrangements, please contact me at 702-532-7032 or alternatively via email at Michael.Winterscheidt@scientificgames.com.

Very Truly Yours,

/s/ Mike Winterscheidt
Mike Winterscheidt

Chief Accounting Officer

cc:	Michael Quartieri, Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary Vanja Kalabic, Sr. Director of Financial Reporting and Technical Accounting

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